As filed with the Securities and Exchange Commission on February 11, 2011

Registration No. 333-110428

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST EFFECTIVE AMENDMENT NO.1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

ELAN CORPORATION PLC

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

REPUBLIC OF IRELAND

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by previous Registration Statements on Form F-6 of the registrant (Regis. Nos. 333-10316 and 333-09304).

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No.1 Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number12, 13 and 17

securities

(iii)  The collection and distribution of dividends

Articles number 4, 6, 11, 12, 14, 16, 17 and 23

(iv)  The transmission of notices, reports and proxy

Articles number 10, 12, 13, 15 and

soliciting material

17

(v)  The sale or exercise of rights

Articles number 11, 12, 14, 16 and 17

(vi)  The deposit or sale of securities resulting from

Articles number 11, 12, 14, 16, 17

dividends, splits or plans of reorganization

and 23

(vii)  Amendment, extension or termination of the

Articles number 19 and 20

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 15

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to transfer or

Articles number 2, 3, 4, 5, 6, 8, 16,

withdraw the underlying securities

20 and 21

(x)  Limitation upon the liability of the depositary

Articles number 17, 18, 20, 21 and

23

3.  Fees and Charges

Articles number 6 and 8

Item – 2.

Available Information

Public reports furnished by issuer

Article number 10

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of May 17, 1996, as further amended and restated as of November 12, 2003, and as further amended and restated as of _____________, 2011, among Elan Corporation plc, The Bank of New York Mellon as Depositary, and all Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously Filed.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No.1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 11, 2011.

Legal entity created by the agreement for the issuance of American Depositary Shares for Ordinary Shares, of Elan Corporation plc.

By:

The Bank of New York Mellon,

  As Depositary

By:  /s/ Joanne F. Di Giovanni

Name:  Joanne F. Di Giovanni

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, ELAN CORPORATION PLC has caused this Post-Effective Amendment No.1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Dublin, Republic of Ireland on February 11, 2011.

ELAN CORPORATION PLC

By:  /s/ Kelly Martin

Name: Kelly Martin

Title:   Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No.1 to the Registration Statement has been signed by the following persons in the capacities indicated on February 11, 2011.

/s/ Robert A. Ingram	/s/ Kelly Martin
Robert A. Ingram	Kelly Martin
Chairman	Director (Principal Executive Officer and Authorized U.S. Representative

/s/ Shane Cook	/s/ Nigel Clerkin
Shane Cook	Nigel Clerkin
Director (Principal Financial Officer)	Principal Accounting Officer

/s/ Lars Ekman	/s/ Jonas Frick
Lars Ekman	Jonas Frick
Director	Director

/s/ Gary Kennedy	/s/ Patrick Kennedy
Gary Kennedy	Patrick Kennedy
Director	Director

/s/ Giles Kerr	/s/ Kieran McGowan
Giles Kerr	Kieran McGowan
Director	Director

/s/ Kyran McLaughlin	/s/ Donal O’Connor
Kyran McLaughlin	Donal O’Connor
Director	Director

/s/ Richard Pilnik	/s/ Dennis Selkoe
Richard Pilnik	Dennis Selkoe
Director	Director

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Amended and Restated Deposit Agreement dated as of

May 17, 1996, as further amended and restated as of November 12, 2003,

and as further amended and restated as of _____________, 2011,

among Elan Corporation plc, The Bank of New York Mellon as

Depositary, and all Holders from time to time of American

Depositary Shares issued thereunder.